Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

Total Confirms Its Withdrawal from Coal Production and Marketing

Paris – August 24, 2015 – Total no longer produces coal with the closing of the sale of mine operator Total Coal South Africa. Signed in summer 2014, the agreement to sell the affiliate to a local company has now been approved by the South African government, with the divestment taking effect on August 20.

On June 1, Chief Executive Officer Patrick Pouyanné publicly pledged that Total would halt all coal operations. Commenting today, he said that: “It was a matter of both consistent strategy and our credibility. Faced with the issue of climate change, Total is committed to promoting the use of natural gas, the cleanest fossil fuel, especially compared to coal, which emits twice as much greenhouse gas when used to generate power. We cannot claim to be providing solutions to climate change while continuing to produce or market coal, the fossil fuel that emits more greenhouse gas than any other. In addition to withdrawing from mining, we have also decided to divest our coal marketing operations. By end-2016, we will no longer be involved in the coal business.”

Mindful of the impact its activities have on climate change, Total is helping to curb greenhouse gas emissions by exiting coal production and by focusing daily on five core areas:

•	Increasing the percentage of natural gas – the cleanest fossil fuel – in the energy mix. This energy source accounted for 50% of Total’s production in 2014.

•	Developing solar energy, as the second-ranked global operator via affiliate SunPower.

•	Enhancing the energy efficiency of its facilities, products and services.

•	Facilitating more access to sustainable energy for as many people as possible, through Awango by Total, a social business that retails solar lamps.

•	Working with others and supporting international initiatives.

The latter point was illustrated on June 1 with a call to introduce carbon pricing, alongside five other global oil and gas companies: BG Group plc, BP plc, Eni S.p.A, Royal Dutch Shell plc and Statoil ASA.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

* * * * *

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.